UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1−SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A
OF THE SECURITIES ACT OF 1933

For the fiscal year ended June 30, 2021

Otis Collection LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3316802
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 Madison Ave, 4th Floor, New York, NY 10017
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

i

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, our manager, each series of our company and the Otis Platform; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither we nor our manager can guarantee future performance, or that future developments affecting our company, our manager or the Otis Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described under the heading “Risk Factors”  included in the Offering Statement. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
ii

ITEM 1.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Since its formation in October 2019, Otis Collection LLC, a Delaware series limited liability company (“we,” “us,” “our” or “our company”), has been engaged primarily in acquiring and managing a collection of investment-grade art and collectibles (the “underlying assets”). Otis Wealth, Inc. is the manager of our company (“our manager”) and serves as the asset manager for the underlying assets owned by our company. We acquire the underlying assets from our manager financed through promissory notes issued to our manager, and develop the financial, offering and other materials to begin offering membership interests (“interests”) in series of our company (each, a “series”) through a mobile app-based investment platform called Otis (the “Otis Platform”). We offer and sell interests in a number of separate individual series, and investors in any series acquire a proportional share of income and liabilities as they pertain to a particular series. The sole asset of any given series at the time of an offering is the underlying asset related to such series (plus any cash reserves for future operating expenses), and the sole liability of any given series at the time of an offering is the promissory note related to the acquisition of such underlying asset. We conduct separate closings with respect to each offering. See the offering statement filed with the Securities and Exchange Commission (the “Commission”) on Form 1-A (as amended and supplemented, the “Offering Statement”) under the Securities Act of 1933 (as amended, the “Securities Act”), for additional details regarding our current offerings.
We are considered to be a development-stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced. As such, the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on our manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward, including our manager’s ability to:
●
continue to source high-quality underlying assets at reasonable prices to securitize through the Otis Platform;
●
market the Otis Platform and the offerings in individual series and attract investors to the Otis Platform;
●
continue to develop the Otis Platform and provide the information and technology infrastructure to support the issuance of interests; and
●
find operating partners to manage the collection of underlying assets at a decreasing marginal cost per asset.
We have not yet generated any revenues and do not anticipate doing so until the second half of 2022.
Recent Developments
Acquisitions & Consignments

On March 29, 2021, we acquired a collection of two non-fungible tokens (“NFTs”) by Grimes titled Newborn 1 and Newborn 3 (the “Series Collection Drop 004 Asset”) from our manager in exchange for a note in the original principal amount of $6,088. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time. On July 23, 2021, our manager agreed to sell to Series Collection Drop 004, at no cost, four additional copies of the Grimes NFTs titled Newborn 1 and Newborn 3, which additional copies were to become part of the Series Collection Drop 004 Asset. Accordingly, on July 23, 2021, Series Collection Drop 004 entered into a First Amendment to Purchase and Sale Agreement with the Manager, which amendment amended the assets constituting the Series Collection Drop 004 Asset acquired from the Manager set forth in that certain Purchase and Sale Agreement, dated March 29, 2021. Additionally, on July 23, 2021, Series Collection Drop 004 entered into a First Amendment to Asset Management Agreement with the Manager, which amendment amended the assets constituting the Series Collection Drop 004 Asset managed by the Manager as set forth in that certain Asset Management Agreement, dated March 29, 2021.
On July 27, 2021, we acquired an NFT by Larva Labs titled CryptoPunk #543 from our manager in exchange for a note in the original principal amount of $29,000 and our agreement to issue 21,000 of the 51,500 authorized Series Collection Drop 005 interests to the asset seller upon completion of the offering. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On August 20, 2021, our manager entered into an agreement to act as consignee for a 9.6 A+ Wata-graded Super Mario 64 game (the “Series Collection Drop 011 Asset”). Upon closing of the offering, Series Collection Drop 011 will acquire the Series Collection Drop 011 Asset from the consignor for a total cost of $375,000, of which $262,500 will be paid in cash and the remainder of which our manager agreed will be paid in the form of 112,500 of the 388,800 authorized Series Collection Drop 011 Interests.
On September 3, 2021, our manager entered into an agreement to act as consignee for a 9.4 A+ Wata-graded Metroid game (the “Series Collection Drop 012 Asset”). Upon closing of the offering, Series Collection Drop 012 will acquire the Series Collection Drop 012 Asset from the consignor for a total cost of $40,000, of which $32,000 will be paid in cash and the remainder of which our manager agreed will be paid in the form of 8,000 of the 41,700 authorized Series Collection Drop 012 Interests.
On September 15, 2021, our manager entered into an agreement to act as consignee for an NFT by Larva Labs titled Meebit #12536 (the “Series Collection Drop 013 Asset”). Upon closing of the offering, Series Collection Drop 013 will acquire the Series Collection Drop 013 Asset from the consignor for a total cost of $36,165.
On September 17, 2021, our manager entered into an agreement to act as consignee for an NFT by Larva Labs titled CryptoPunk #2142(the “Series Collection Drop 014 Asset”). Upon closing of the offering, Series Collection Drop 014 will acquire the Series Collection Drop 014 Asset from the consignor for a total cost of $375,000, of which $187,500 will be paid in cash and the remainder of which our manager agreed will be paid in the form of 187,500 of the 384,900 authorized Series Collection Drop 014 Interests.
Impact of Coronavirus Pandemic
In December 2019, a novel strain of coronavirus, referred to as COVID-19, was reported in Wuhan, China. COVID-19 has since spread to other countries, including the United States, and was declared a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified, and most states and localities in the United States and countries in Europe and Asia have implemented severe travel and social restrictions, including social distancing, “shelter-in-place” orders and restrictions on the types of businesses that may continue to operate. The impacts of the outbreak are unknown and rapidly evolving. Our principal office in New York State is closed, and we currently have limited access to our storage facility.

Our manager has taken steps to take care of its employees, including providing the ability for employees to work remotely. Our manager has also taken precautions with regard to employee, facility and office hygiene and implemented significant travel restrictions. Our manager is also assessing business continuity plans for all business units, including ours, in the context of COVID-19. This is a rapidly evolving situation, and our manager will continue to monitor and mitigate developments affecting its workforce. Our manager has reviewed and will continue to carefully review all rules, regulations and orders and will respond accordingly.
The continued spread of COVID-19 has also led to severe disruption and volatility in the global financial markets, which could increase our cost of capital and adversely affect our liquidity and ability to access capital markets in the future. The continued spread of COVID-19 has caused an economic slowdown and may cause a recession or other unpredictable events, each of which could adversely affect our business, results of operations or financial condition. The pandemic has had, and could have a significantly greater, material adverse effect on the United States economy as a whole and in our industry in particular.
If the spread of COVID-19 cannot be slowed and, ideally, contained, our business operations could be further delayed or interrupted. We expect that government and health authorities will announce new, or extend existing, restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. Our manager may also experience limitations in employee resources. In addition, our operations could be disrupted if any employee of our manager is suspected of having the virus, which could require quarantine of any such employees. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.
The extent to which COVID-19 may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this report, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic; the current financial, economic and capital markets environment; and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.
Further, the COVID-19 outbreak has caused unprecedented levels of global uncertainty and may impact the value of art and other collectables. We expect the COVID-19 outbreak will result in low transaction volume until confidence in the global economy is restored. The extent and duration of this disruption cannot be accurately estimated, and the art and collectibles industry may take a significant amount of time to recover. Although we intend to hold and manage all of the assets marketed on the Otis Platform for an average of three to seven years, the COVID-19 outbreak and resulting economic uncertainty may impact the value of the underlying assets, and consequently the value of the interests.
Results of Operations
Revenues
Revenues are generated at the series level and are expected to be derived from the sale of each underlying asset in the associated series. As of June 30, 2021, no series has generated any revenues. Our underlying assets are not expected to generate any revenues until the second half of 2022.
We also intend to develop revenue-generating events (as described in the Offering Statement), allowing investors to enjoy the collection of art and collectibles acquired by us through events, museums and other programs, which we anticipate will enable the underlying assets to generate revenue for the applicable series to distribute dividends on a semi-annual basis at the discretion of our manager.
Operating Expenses

The operating expenses incurred prior to the closing of an offering related to any of the underlying assets are being paid by our manager and recognized by our company as capital contributions and will not be reimbursed by the series. Each series will be responsible for its own operating expenses, such as storage, insurance or maintenance, beginning on the closing date of the offering for such series’ interests. Sourcing fees, which are treated as operating expenses, are paid to our manager as compensation for sourcing each underlying asset from the gross proceeds of the offering of each series’ interests.
For the six months ended June 30, 2021, we incurred $26,741 in operating expenses, as compared to $300 for the six months ended June 30, 2020. The following table summarizes the operating expenses by category:
Operating Expense	Six-Month Period Ended June 30, 2021	Six-Month Period Ended June 30, 2020
Organizational costs	$23,750	$300
Insurance	$491	$-
Storage	$2,500	$-
Transportation	$-	$-
Sourcing fees	$-	$-
Other general and administrative expenses	$-	$-
TOTALS	$26,741	$300

At the close of the respective offerings for the series, each individual series became responsible for operating expenses. Pre-closing operating expenses are incurred on the books of our company, and post-closing operating expenses incurred by each series with a closed offering are incurred and recorded on the books of the series. Our manager has agreed to pay and not be reimbursed for operating expenses incurred prior to the closing of each offering. The following table summarizes the operating expenses, which are composed of legal, accounting, audit, insurance and storage expenses, by our company and series for which the respective offerings had closed:
Series	Six-Month Period Ended June 30, 2021	Six-Month Period Ended June 30, 2020
Otis Collection LLC	$1,240	$300
Series Collection Drop 001	$7,130	$-
Series Collection Drop 002	$7,155	$-
Series Collection Drop 003	$7,128	$-
Series Private Drop 001(1)	$4,088	$-
TOTALS	$26,741	$300

(1)
Series Private Drop 001 interests were offered in a private placement offering pursuant to Rule 506(c) of Regulation D of the Securities Act.
Other (Income)/Expenses
For the six months ended June 30, 2021, we incurred no other expenses, as compared to other expenses in the form of interest expenses of $734 for the six months ended June 30, 2020. The following table summarizes other expenses by series:
Series	Six-Month Period Ended June 30, 2021	Six-Month Period Ended June 30, 2020
Series Collection Drop 001(1)	$-	$206
Series Collection Drop 002	$-	$322

Series Collection Drop 003(2)	$-	$206
Series Private Drop 001	$-	$-
TOTALS	$-	$734

(1)
On April 23, 2020, Series Collection Drop 001 entered into a First Amendment to Purchase and Sale Agreement with our manager, which amendment amended the purchase price and consideration for the acquisition of the Series Collection Drop 001 asset from our manager set forth in that certain Purchase and Sale Agreement, dated November 22, 2019. Series Collection Drop 001 had issued a promissory note, dated November 22, 2019, to our manager as the original consideration for the asset acquisition. As replacement consideration therefor in connection with the amendment, Series Collection Drop 001 issued a promissory note, dated April 23, 2020, to our manager in the sum of $12,250, which amended and restated in its entirety, and replaced, the original note. Aside from the revised principal amount, the note was unchanged. As a result of the Series Collection Drop 001 promissory note reissuance, Series Collection Drop 001 recognized a $1,750 gain on loan amendment for the year ended December 31, 2020.
(2)
On April 23, 2020, Series Collection Drop 003 entered into a First Amendment to Purchase and Sale Agreement with our manager, which amendment amended the purchase price and consideration for the acquisition of the Series Collection Drop 003 Asset from our manager set forth in that certain Purchase and Sale Agreement, dated November 25, 2019. Series Collection Drop 003 had issued a promissory note, dated November 25, 2019, to our manager as the original consideration for the asset acquisition. As replacement consideration therefor in connection with the amendment, Series Collection Drop 003 issued a promissory note, dated April 23, 2020, to our manager in the sum of $11,750, which amended and restated in its entirety, and replaced, the original note. Aside from the revised principal amount, the note was unchanged. As a result of the Series Collection Drop 003 promissory note reissuance, Series Collection Drop 003 recognized a $1,750 gain on loan amendment for the year ended December 31, 2020.
Net Loss
As a result of the cumulative effect of the foregoing factors, we generated net losses of $26,741 and $1,034 for the six months ended June 30, 2021 and 2020, respectively. The following table summarizes net (loss) by our company and series:
Series	Six-Month Period Ended June 30, 2021	Six-Month Period Ended June 30, 2020
Otis Collection LLC	$(1,240)	$(300)
Series Collection Drop 001	$(7,130)	$(206)
Series Collection Drop 002	$(7,155)	$(322)
Series Collection Drop 003	$(7,128)	$(206)
Series Private Drop 001	$(4,088)	$-
TOTALS	$(26,741)	$(1,034)

Liquidity and Capital Resources

From inception, our company and each series have financed their business activities through capital contributions to our company and individual series from our manager. Our company and each series expect to continue to have access to capital financing from our manager going forward. However, there is no obligation or assurance that our manager will provide such required capital. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through additional capital contributions or the issuance of additional interests in any individual series. In addition, parts of the proceeds of future offerings may be used to create reserves for future operating expenses for individual series at the sole discretion of our manager. There can be no assurance that our manager will continue to fund such expenses. These factors raise substantial doubt about our company’s ability to continue as a going concern for the twelve months following the date of this filing.
Cash and Cash Equivalent Balances
As of June 30, 2021 and December 31, 2020, our company itself had no cash or cash equivalents on hand. Cash is held at the series level; on a total consolidated basis, as of June 30, 2021, series had $224 on hand, as compared to $46,724 on hand as of December 31, 2020. The following table summarizes the cash and cash equivalents by series:
Series	Six-Month Period Ended June 30, 2021	Year Ended December 31, 2020
Series Collection Drop 001	$39	$39
Series Collection Drop 002	$42	$42
Series Collection Drop 003	$66	$66
Series Private Drop 001	$77	$46,577
TOTALS	$224	$46,724

Series Subscriptions
Our company records membership contributions at the effective date. If the subscription is not funded upon issuance, we record a subscription receivable as an asset on the balance sheet. When a subscription receivable is not received prior to the issuance of financial statements at a reporting date, the subscription receivable is reclassified as a contra account to members’ equity on the balance sheet. Each series has a minimum offering size that once met will result in the eventual successful subscription to and closing of the series offering. Subscriptions receivable consists of membership subscriptions received as of June 30, 2021 and December 31, 2020, as applicable, for which the minimum subscription requirement was met. As of June 30, 2021 and December 31, 2020, there were no subscriptions receivable.
Promissory Notes
In connection with the acquisition of the underlying assets from our manager, we have issued promissory notes to our manager which are due within 14 business days of the final closing of the related offering (i.e., when the offering is fully funded), provided that we may prepay the notes at any time. The following table summarizes these notes outstanding by series as of June 30, 2021 and December 31, 2020:
Series	Date Issued	Principal Amount	Interest Rate (1)	Balance June 30, 2021	Balance December 31, 2020
Series Collection Drop 001(2)	11/22/19	$12,250	7.5%	$-	$-
Series Collection Drop 002	11/25/19	$18,400	7.5%	$-	$-
Series Collection Drop 003(3)	11/25/19	$11,750	7.5%	$-	$-
Series Private Drop 001	07/21/20	$475,000	0%	$-	$310,000
Series Collection Drop 004	03/29/21	$6,088	0%	$6,088	$-
TOTALS		$523,488		$6,088	$310,000

(1)
Interest is per annum, annualized over a four-month period from the date of issuance.
(2)
On April 23, 2020, Series Collection Drop 001 entered into a First Amendment to Purchase and Sale Agreement with our manager, which amendment amended the purchase price and consideration for the acquisition of the Series Collection Drop 001 asset from our manager set forth in that certain Purchase and Sale Agreement, dated November 22, 2019. Series Collection Drop 001 had issued a promissory note, dated November 22, 2019, to our manager as the original consideration for the asset acquisition. As replacement consideration therefor in connection with the amendment, Series Collection Drop 001 issued a promissory note, dated April 23, 2020, to our manager in the sum of $12,250, which amended and restated in its entirety, and replaced, the original note. Aside from the revised principal amount, the note was unchanged. As a result of the Series Collection Drop 001 promissory note reissuance, we recognized a $1,750 gain on loan amendment for the year ended December 31, 2020.
(3)
On April 23, 2020, Series Collection Drop 003 entered into a First Amendment to Purchase and Sale Agreement with our manager, which amendment amended the purchase price and consideration for the acquisition of the Series Collection Drop 003 Asset from our manager set forth in that certain Purchase and Sale Agreement, dated November 25, 2019. Series Collection Drop 003 had issued a promissory note, dated November 25, 2019, to our manager as the original consideration for the asset acquisition. As replacement consideration therefor in connection with the amendment, Series Collection Drop 003 issued a promissory note, dated April 23, 2020, to our manager in the sum of $11,750, which amended and restated in its entirety, and replaced, the original note. Aside from the revised principal amount, the note was unchanged. As a result of the Series Collection Drop 003 promissory note reissuance, we recognized a $1,750 gain on loan amendment for the year ended December 31, 2020.
Due to Manager
To fund organizational and startup activities, as well as ongoing operating expenses for each series, such as legal, accounting, audit, storage and insurance expenses, not covered by proceeds from the offering for each such series’ interests, our manager has covered the expenses and costs of our company and each series thus far on a non-interest-bearing extension of revolving credit. Our company will evaluate when is best to repay our manager depending on operations and fundraising ability. In general, each series will repay our manager for funds extended for such expenses from the sale of each underlying asset in the associated series, or from revenue-generating events, if applicable. As of June 30, 2021, our company had $9,228 due to our manager for accounting, storage and insurance fees associated with and incurred on behalf of the series as detailed in the table below:
Series	Accounting Fees	Storage	Insurance	Total Due to Manager
Otis Collection LLC	$1,240	$-	$-	$1,240
Series Collection Drop 001	$2,575	$67	$13	$2,655
Series Collection Drop 002	$2,575	$88	$17	$2,680
Series Collection Drop 003	$2,575	$65	$13	$2,653
TOTALS	$8,965	$220	$43	$9,228

As of December 31, 2020, our company had $2,100 due to our manager for accounting fees associated with and incurred on behalf of the series as detailed in the table below:
Series	Accounting Fees
Series Collection Drop 001	$525
Series Collection Drop 002	$525
Series Collection Drop 003	$525
Series Private Drop 001	$525

TOTALS	$2,100

Plan of Operations
We plan to launch approximately 50 to 100 additional offerings in the next twelve months. The proceeds from any offerings closed during the next twelve months will be used to acquire additional investment-grade art and other collectibles.
We believe that the proceeds from the offerings will satisfy our cash requirements for the next six months to implement the foregoing plan of operations.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.
Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.
Revenue Recognition
Our company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments, effective October 8, 2019 (inception).
We determine revenue recognition through the following steps:
  identification of a contract with a customer;
  identification of the performance obligations in the contract;

  determination of the transaction price;

  allocation of the transaction price to the performance obligations in the contract; and

  recognition of revenue when or as the performance obligations are satisfied.
Revenues are expected to be derived from the sale of each underlying asset in the associated series. As of June 30, 2021 and 2020, we had recognized no revenue as there have been no sales of underlying assets in any series.
Operating Expenses

After the closing of an offering of interests, each series is responsible for its own operating expenses, including any and all fees, costs and expenses incurred in connection with the management of the underlying assets. Prior to the closing, operating expenses are borne by our manager and not reimbursed by the series. Our manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from an underlying asset and cannot be covered by any operating expense reserves on the balance sheet of such series, our manager may pay such expenses and not seek reimbursement, loan the amount of the operating expenses to the applicable series or cause additional interests in such series to be issued.
Sourcing Fee: Our asset manager will be paid a fee as compensation for sourcing each underlying asset in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that such sourcing fee may be waived by our asset manager.
Brokerage Fee: The broker of record for each offering is expected to receive a brokerage fee equal to 1% of the amount raised from investors through each offering. We comply with the requirements of the Financial Accounting Standards Board (“FASB”) ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed.
Organizational Costs: In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees and costs of incorporation, are expensed as incurred.
See the annual report filed with the Commission on Form 1-K under the Securities Act for additional information.
Fair Value of Financial Instruments
FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
The carrying amounts reported in the balance sheets approximate their fair value.
Earnings (Loss) / Income per Membership Interest
Upon completion of an offering, each series intends to comply with accounting and disclosure requirement of ASC Topic 260, Earnings per Share. For each series, earnings (loss) / income per interest will be computed by dividing net (loss) / income for a particular series by the weighted average number of outstanding interests in that particular series during the year.
Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. Our company adopted this new standard upon formation in October 2019. The adoption of this standard did not have a material impact on our financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. Our company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.
We do not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.
Reclassifications of Prior Year Balances
Certain prior year balances were reclassified to conform to current year presentation. There was no change in our company’s net loss or net equity position from these reclassifications.

ITEM 2.  OTHER INFORMATION
We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period ended June 30, 2021, but was not reported.

ITEM 3.  FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS
Page
Unaudited Consolidated Financial Statements
Consolidated Balance Sheets as of June 30, 2021 (Unaudited), with Consolidating Supplemental Information	F-1
Consolidated Balance Sheets as of December 31, 2020 (Audited), with Consolidating Supplemental Information	F-3
Consolidated Statements of Operations for the Six Months Ended June 30, 2021 (Unaudited), with Consolidating Supplemental Information (Unaudited)	F-5
Consolidated Statements of Operations for the Six Months Ended June 30, 2020 (Unaudited), with Consolidating Supplemental Information	F-7
Consolidated Statements of Changes in Members’ Equity for the Six Months Ended June 30, 2021 (Unaudited) and June 30, 2020 (Unaudited), with Consolidating Supplemental Information	F-9
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2021 (Unaudited), with Consolidating Supplemental Information	F-10
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2020 (Unaudited), with Consolidating Supplemental Information	F-12
Notes to Unaudited Consolidated Financial Statements	F-14

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2021 (UNAUDITED),
WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Collection Drop 001 Consol. Info	Series Collection Drop 002 Consol. Info	Series Collection Drop 003 Consol. Info	Series Collection Drop 004 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$39	$42	$66	$-
Prepaids	-	-	-	-
TOTAL CURRENT ASSETS	39	42	66	-

OTHER ASSETS
Art and Other Collectible Assets	14,000	18,400	13,500	6,088
TOTAL OTHER ASSETS	14,000	18,400	13,500	6,088

TOTAL ASSETS	$14,039	$18,442	$13,566	$6,088

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Notes Payable – related party	$-	$-	$-	$6,088
Due to Manager	2,655	2,680	2,653	-
TOTAL OTHER CURRENT LIABILITIES	2,655	2,680	2,653	6,088
TOTAL CURRENT LIABILITIES	2,655	2,680	2,653	6,088

MEMBERS’ EQUITY
Capital Contributions	5,000	5,000	5,000	-
Membership Contributions	12,772	19,704	12,377	-
Accumulated Deficit	(6,388)	(8,942)	(6,464)	-
TOTAL MEMBERS’ EQUITY	11,384	15,762	10,913	-

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$14,039	$18,442	$13,566	$6,088

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2021 (UNAUDITED),
WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Private Drop 001 Consol. Info	Unallocated	Total Consolidated
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$77	$-	$224
Prepaids	20,387	-	20,387
TOTAL CURRENT ASSETS	20,464	-	20,611

OTHER ASSETS
Art and Other Collectible Assets	475,000	-	526,988
TOTAL OTHER ASSETS	475,000	-	526,988

TOTAL ASSETS	$495,464	$-	$547,599

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Notes Payable – related party	$-	$-	$6,088
Due to Manager	-	1,240	9,228
TOTAL OTHER CURRENT LIABILITIES	-	1,240	15,316
TOTAL CURRENT LIABILITIES	-	1,240	15,316

MEMBERS’ EQUITY
Capital Contribution	-	-	15,000
Membership Contributions	500,000	-	544,853
Accumulated Deficit	(4,536)	(1,240)	(27,570)
TOTAL MEMBERS’ EQUITY	495,464	(1,240)	532,283

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$495,464	$-	$547,599

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED AUDITED BALANCE SHEETS AS OF DECEMBER 31, 2020,
WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Collection Drop 001 Consol. Info	Series Collection Drop 002 Consol. Info	Series Collection Drop 003 Consol. Info	Series Private Drop 001 Consol. Info
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$39	$42	$66	$46,577
TOTAL CURRENT ASSETS	39	42	66	46,577

OTHER ASSETS
Art and Other Collectible Assets	14,000	18,400	13,500	475,000
TOTAL OTHER ASSETS	14,000	18,400	13,500	475,000

TOTAL ASSETS	$14,039	$18,442	$13,566	$521,577

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Notes Payable – related party	$-	$-	$-	$310,000
Due to Manager	525	525	525	525
TOTAL OTHER CURRENT LIABILITIES	525	525	525	310,525
TOTAL CURRENT LIABILITIES	525	525	525	310,525

MEMBERS’ EQUITY
Membership Contributions	12,772	19,704	12,377	211,500
Retained Earnings/(Accumulated Deficit)	742	(1,787)	664	(448)
TOTAL MEMBERS’ EQUITY	13,514	17,917	13,041	211,052

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$14,039	$18,442	$13,566	$521,577

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED AUDITED BALANCE SHEETS AS OF DECEMBER 31, 2020,
WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

Total Consolidated
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$46,724
TOTAL CURRENT ASSETS	46,724

OTHER ASSETS
Art and Other Collectible Assets	520,900
TOTAL OTHER ASSETS	520,900

TOTAL ASSETS	$567,624

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Notes Payable – related party	$310,000
Due to Manager	2,100
TOTAL OTHER CURRENT LIABILITIES	312,100
TOTAL CURRENT LIABILITIES	312,100

MEMBERS’ EQUITY/(DEFICIT)
Membership Contributions	256,353
Accumulated Deficit	(829)
TOTAL MEMBERS’ EQUITY	255,524

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$567,624

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED), WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Collection Drop 001 Consol. Info	Series Collection Drop 002 Consol. Info	Series Collection Drop 003 Consol. Info	Series Private Drop 001 Consol. Info
Operating Income
Revenue	$-	$-	$-	$-
Gross Profit	-	-	-	-

Operating Expense
Organizational Costs	7,050	7,050	7,050	1,360
Sourcing Fees	-	-	-	-
Transportation, Storage and Insurance	80	105	78	2,728
Total Operating Expenses	7,130	7,155	7,128	4,088
Net Loss from Operations	(7,130)	(7,155)	(7,128)	(4,088)

Net Income/(Loss)	$(7,130)	$(7,155)	$(7,128)	$(4,088)

Basic and Diluted Income/(Loss) per Membership Interest	$(13.71)	$(8.94)	$(14.26)	$(0.41)
Weighted Average Membership Interests	520	800	500	10,000

See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management, all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED), WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Unallocated	Total Consolidated
Operating Income
Revenue	$-	$-
Gross Profit	-	-

Operating Expense
Organizational Costs	1,240	23,750
Sourcing Fees	-	-
Transportation, Storage and Insurance	-	2,991
Total Operating Expenses	1,240	26,741
Net Loss from Operations	(1,240)	(26,741)

Net Income/(Loss)	$(1,240)	$(26,741)

Basic and Diluted Income/(Loss) per Membership Interest	N/A	N/A
Weighted Average Membership Interests	N/A	N/A

See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management, all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED jUNE 30, 2020 (UNAUDITED), WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Collection Drop 001 Consol. Info	Series Collection Drop 002 Consol. Info	Series Collection Drop 003 Consol. Info	Unallocated
Operating Income
Revenue	$-	$-	$-	$-
Gross Profit	-	-	-	-

Operating Expense
Organizational Costs	-	-	-	300
Sourcing Fees	-	-	-	-
Transportation, Storage and Insurance	-	-	-	-
Total Operating Expenses	-	-	-	300
Net Loss from Operations	-	-	-	(300)

Other Expenses
Interest Expense	206	322	206	-
Total Other Expenses	206	322	206	-

Net Loss	$(206)	$(322)	$(206)	$(300)

Basic and Diluted Income/(Loss) per Membership Interest	$(0.40)	$(0.40)	$(0.41)	N/A
Weighted Average Membership Interests	520	800	500	N/A

See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management, all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED jUNE 30, 2020 (UNAUDITED), WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

Total Consolidated
Operating Income
Revenue	$-
Gross Profit	-

Operating Expense
Organizational Costs	300
Sourcing Fees	-
Transportation, Storage and Insurance	-
Total Operating Expenses	300
Net Loss from Operations	(300)

Other Expenses
Interest Expense	734
Total Other Expenses	734

Net Loss	$(1,034)

Basic and Diluted Income/(Loss) per Membership Interest	N/A
Weighted Average Membership Interests	N/A

See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management, all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT)
FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED) AND JUNE 30, 2020 (UNAUDITED),
WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Collection Drop 001 Consol. Info	Series Collection Drop 002 Consol. Info	Series Collection Drop 003 Consol. Info	Series Private Drop 001 Consol. Info
Balance January 1, 2020	$(114)	$(138)	$(101)	$-
Net Loss	(206)	(322)	(206)	-
Membership Contributions	12,950	20,000	12,350	-
Less Brokerage Fees	-	-	-	-
Balance June 30, 2020	$12,630	$19,540	$12,043	$-

Balance January 1, 2021	$13,514	$17,917	$13,041	$211,052
Net Loss	(7,130)	(7,155)	(7,128)	(4,088)
Capital Contributions	5,000	5,000	5,000	-
Membership Contributions	-	-	-	288,500
Less Brokerage Fees	-	-	-	-
Balance June 30, 2021	$11,384	$15,762	$10,913	$495,464

	Unallocated	Total Consolidated
Balance January 1, 2020	$-	$(353)
Net Loss	(300)	(1,034)
Membership Contributions	-	45,300
Less Brokerage Fees	-	-
Balance June 30, 2020	$(300)	$(43,913)

Balance January 1, 2021	$-	$255,524
Net Loss	(1,240)	(26,741)
Capital Contributions	-	15,000
Membership Contributions	-	288,500
Less Brokerage Fees	-	-
Balance June 30, 2021	$(1,240)	$532,283

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED), WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Collection Drop 001 Consol. Info	Series Collection Drop 002 Consol. Info	Series Collection Drop 003 Consol. Info	Series Collection Drop 004 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(7,130)	$(7,155)	$(7,128)	$-
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Prepaid Expense	-	-	-	-
Total Adjustments	-	-	-	-
Net Cash Used In Operating Activities	(7,130)	(7,155)	(7,128)	-

Cash Flows From Financing Activities:
Repayment of Loans – related party	-	-	-	-
Due to Manager	2,130	2,155	2,128	-
Capital Contributions	5,000	5,000	5,000	-
Membership Contributions	-	-	-	-
Net Cash Flows Provided By Financing Activities	7,130	7,155	7,128	-

Cash Flows From Investing Activities:
Investment Assets	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash at Beginning of Period	39	42	66	-
Net Increase (Decrease) In Cash	-	-	-	-
Cash at End of Period	$39	$42	$66	$-

Supplemental Disclosure of Non-Cash Financing Activities:
Purchase of Art and Other Collectibles by Issuance of Notes Payable – related party	$-	$-	$-	$6,088

Supplemental Disclosure of Cash Flow Information:
Cash Paid for Interest Expense	$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED), WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Private Drop 001 Consol. Info	Unallocated	Total Consolidated
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(4,088)	$(1,240)	$(26,741)
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Prepaid Expense	(20,387)	-	(20,387)
Total Adjustments	(20,387)	-	(20,387)
Net Cash Used In Operating Activities	(24,475)	(1,240)	(47,128)

Cash Flows From Financing Activities:
Repayment of Loans – related party	(310,000)	-	(310,000)
Due to Manager	(525)	1,240	7,128
Capital Contribution	-	-	15,000
Membership Contributions	288,500	-	288,500
Net Cash Flows Provided By/(Used In) Financing Activities	(22,025)	1,240	628

Cash Flows From Investing Activities:
Investment Assets	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-

Cash at Beginning of Period	46,577	-	46,724
Net Increase (Decrease) In Cash	(46,500)	-	(46,500)
Cash at End of Period	$77	$-	$224

Supplemental Disclosure of Non-Cash Financing Activities:
Purchase of Art and Other Collectibles by Issuance of Notes Payable – related party	$-	$-	$6,088

Supplemental Disclosure of Cash Flow Information:
Cash Paid for Interest Expense	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2020 (unaudited), WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Collection Drop 001 Consol. Info	Series Collection Drop 002 Consol. Info	Series Collection Drop 003 Consol. Info	Unallocated
Cash Flows From Operating Activities:
Net Loss For the Period	$(206)	$(322)	$(206)	$(300)
Adjustment to reconcile Net Loss to Net Cash used in operations:
Interest Payable – related party	206	322	206	-
Notes Payable – related party	-	-	-	-
Total Adjustments	206	322	206	-
Net Cash Used In Operating Activities	-	-	-	(300)

Cash Flows From Financing Activities:
Due to Manager	-	-	-	300
Membership Contributions	-	-	-	-
Net Cash Flows Provided By Financing Activities	-	-	-	300

Cash Flows From Investing Activities:
Investment Assets	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) In Cash	-	-	-	-
Cash at End of Period	$-	$-	$-	$-

Supplemental Disclosure of Non-Cash Financing Activities:
Purchase of Art and Other Collectibles by Issuance of Notes Payable – related party	$-	$-	$-	$-

Supplemental Disclosure of Cash Flow Information:
Cash Paid for Interest Expense	$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2020 (unaudited), WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

Total Consolidated
Cash Flows From Operating Activities:
Net Loss For the Period	$(1,034)
Adjustment to reconcile Net Loss to Net Cash used in operations:
Interest Payable – related party	734
Notes Payable – related party	-
Total Adjustments	(734)
Net Cash Used In Operating Activities	(300)

Cash Flows From Financing Activities:
Due to Manager	300
Membership Contributions	-
Net Cash Flows Provided By Financing Activities	300

Cash Flows From Investing Activities:
Investment Assets	-
Net Cash Flows Provided By Investing Activities	-

Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	-
Cash at End of Period	$-

Supplemental Disclosure of Non-Cash Financing Activities:
Purchase of Art and Other Collectibles by Issuance of Notes Payable – related party	$-

Supplemental Disclosure of Cash Flow Information:
Cash Paid for Interest Expense	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
NOTE 1: NATURE OF OPERATIONS
Otis Collection LLC (the “Company”) is a series limited liability company formed on October 8, 2019 pursuant to Section 18-215 of the Delaware Limited Liability Company Act. The Company was formed to engage in the business of acquiring and managing a collection of investment-grade art and collectibles (such assets or group of assets, the “Underlying Assets”). The Company has created, and it is expected that the Company will continue to create, separate series of the Company (each, a “Series”), and that each Underlying Asset will be owned by a separate Series and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interests (the “Interests”) in each Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series.
The Company is dependent upon additional capital resources for its planned principal operations and subject to significant risks and uncertainties, including failure to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.
Otis Wealth, Inc. is the manager of the Company (the “Manager”) and serves as the asset manager for each Series (the “Asset Manager”) to manage the Underlying Assets related to each Series. The Series acquire the Underlying Assets from the Manager, financed through interest-bearing promissory notes issued to the Manager, and the Manager develops the financial, offering and other materials to begin offering the Interests through a mobile app-based investment platform called Otis (the “Otis Platform”).
The Company sells and intends to continue selling Interests in a number of separate individual Series. Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of the closing of an offering related to that particular Series are an Underlying Asset (plus any cash reserves for future operating expenses). All voting rights, except as specified in the Operating Agreement or required by law, remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required for the appropriate upkeep of each Underlying Asset, determining how to best commercialize the applicable Underlying Assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the Company’s limited liability company agreement, dated October 10, 2019, as amended and restated from time to time (the “Operating Agreement”).
Operating Agreement
General

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
In accordance with the Operating Agreement, each Interest holder in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series.
Voting Rights
The Manager has broad authority to take action with respect to the Company and any Series. Interest holders do not have any voting rights as an Interest holder in the Company or a Series except with respect to:
●
the removal of the Manager;

●
the dissolution of the Company upon the for-cause removal of the Managing Member; and

●
an amendment to the Operating Agreement that would:

o
adversely affect the rights of an Interest holder in any material respect;

o
reduce the voting percentage required for any action to be taken by the holders of Interests in the Company under the Operating Agreement;

o
change the situations in which the Company and any Series can be dissolved or terminated;

o
change the term of the Company (other than the circumstances provided in the Operating Agreement); or

o
give any person the right to dissolve the Company.

When entitled to vote on a matter, each Interest holder will be entitled to one vote per Interest held by it on all matters submitted to a vote of the Interest holders of an applicable Series or of the Interest holders of all Series of the Company, as applicable. The removal of the Manager as manager of the Company and all Series must be approved by two thirds of the votes that may be cast by all Interest holders in any Series. All other matters to be voted on by the Interest holders must be approved by a majority of the votes cast by all Interest holders in any Series present in person or represented by proxy.
Distributions Upon Liquidation

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
Upon the occurrence of a liquidation event relating to the Company as a whole or any Series, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Series or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a Series or the Company as a whole, as applicable, the Underlying Assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third-party creditors; (ii) second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation); and thereafter, (iii) first, 100% to the Interest holders of the relevant Series, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series) until the Interest holders receive back 100% of their capital contribution and second, (A) 10% to the Manager and (B) 90% to the Interest holders of the relevant Series, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series).
Free Cash Flow Distributions
The Manager has sole discretion in determining what distributions of free cash flow, if any, are made to holders of Interests of each Series. Free cash flow consists of the net income (as determined under accounting principles generally accepted in the United States of America (“GAAP”)) generated by such Series plus any change in net working capital and depreciation and amortization (and any other non-cash operating expenses) and less any capital expenditures related to the Underlying Asset related to such Series. The Manager may maintain free cash flow funds in a deposit account or an investment account for the benefit of the Series.
Any free cash flow generated by a Series from the utilization of the Underlying Asset related to such Series shall be applied within the Series in the following order of priority:
●
repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;

●
thereafter to create such reserves as the Manager deems necessary, in its sole discretion, to meet future operating expenses; and

●
thereafter by way of distribution to holders of the Interests of such Series (net of corporate income taxes applicable to the Series), which may include asset sellers of the Underlying Asset related to such Series or the Manager or any of its affiliates.

Manager’s Interest

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
At the closing of each offering, and unless otherwise set forth in the applicable Series designation, the Manager shall acquire a minimum of 2% and up to a maximum of 19.99% of the Interests sold in connection with each offering (of which the Manager may sell all or any portion from time to time following the closing of such offering) for the same price per share offered to all other potential investors, although such minimum and maximum thresholds may be waived or modified by the Manager in its sole discretion.
NOTE 2:  GOING CONCERN
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Neither the Company nor any Series has generated revenues or profits since inception.
On a total consolidated basis, the Company sustained net losses of $26,741 and $1,034 for the six-month periods ended June 30, 2021 and 2020, respectively. On a total consolidated basis, the Company had an accumulated deficit of $27,570 and $829 as of June 30, 2021 and December 31, 2020, respectively.
The Company’s ability to continue as a going concern for the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.
These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Principles of Consolidation
The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.
The accompanying consolidated financial statements include the accounts of the Company as well as its Series required to be consolidated under GAAP.
Use of Estimates

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
The preparation of consolidated financial statements in conformity with GAAP requires the Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2021 and December 31, 2020, the Company had no cash on hand, respectively. However, Series’ checking accounts hold funds, as presented in the consolidating information.
Subscriptions Receivable

The Company records membership contributions at the effective date. If subscriptions are not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under the Financial Accounting Standards Board (“FASB”) ASC 505-10-45-2, the subscription receivables are reclassified as a contra account to members’ equity/(deficit) on the balance sheet. Each Series has a minimum offering size that, once met, will result in the eventual successful subscription to and closing of the Series. Subscriptions Receivable consists of membership subscriptions sold prior to year ended date for which the minimum subscription requirement was met. As of June 30, 2021 and December 31, 2020, the Company had no Subscriptions Receivable.

Art and Other Collectible Assets
The Underlying Assets, including art and other collectible assets, are recorded at cost. The cost of the Underlying Asset includes the purchase price, including any deposits for the Underlying Asset funded by the Manager and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the Underlying Asset related to each Series incurred prior to the closing, including brokerage and sales fees and commissions (but excluding the brokerage fee referred to above), appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, auction house fees and travel and lodging for inspection purposes.

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
The Company treats the Underlying Assets as long-lived assets, and the Underlying Assets will be subject to an annual test for impairment and will not be depreciated or amortized. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Underlying Assets are purchased by the Series from the Manager in exchange for either a non-interest-bearing or an interest-bearing promissory note. The Series uses the proceeds of the offering to pay off the note. Acquisition expenses are typically paid for in advance by the Manager and are reimbursed by the Series from the proceeds of the offering. The Series also distributes the appropriate amounts for the brokerage fee and, if applicable, the sourcing fee, using cash from the offering.

Acquisition expenses related to a particular Series that are incurred prior to the closing of an offering are initially funded by the Manager but will be reimbursed with the proceeds from an offering related to such Series, to the extent described in the applicable offering document.
To the extent that certain expenses are anticipated prior to the closing of an offering but are to be incurred after the closing (e.g., storage fees), additional cash from the proceeds of the offering will be retained on the Series balance sheet as reserves to cover such future anticipated expenses after the closing of the offering. Acquisition expenses are capitalized into the cost of the Underlying Asset. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager, and these expenses will be accounted for as capital contributions, and the acquisition expenses expensed.
As of June 30, 2021 and December 31, 2020, the Company’s total investment in the Underlying Assets across all Series was $526,988 and $520,900, respectively, as detailed in the table below.

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

Series	Series Description	As of June 30, 2021	As of December 31, 2020
Series Collection Drop 001	Amazing Spider-Man #129	$14,000	$14,000
Series Collection Drop 002	Nike x Off White: The Ten	18,400	18,400
Series Collection Drop 003	Giant Size X-Men #1	13,500	13,500
Series Private Drop 001	Untitled Escape Collage painting by Rashid Johnson	475,000	475,000
Series Collection Drop 004	Collection of two NFTs by Grimes titled Newborn 1 and Newborn 3	6,088	-
Total		$526,988	$520,900

The Company does not believe any of its Underlying Assets are impaired as of June 30, 2021 and December 31, 2020.

Fair Value of Financial Instruments
FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
The carrying amounts reported in the balance sheets approximate their fair value.

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019.

The Company determines revenue recognition through the following steps:

●
identification of a contract with a customer;

●
identification of the performance obligations in the contract;

●
determination of the transaction price;

●
allocation of the transaction price to the performance obligations in the contract; and

●
recognition of revenue when or as the performance obligations are satisfied.

Revenues are expected to be derived from the sale of each Underlying Asset in the associated Series. As of June 30, 2021 and 2020, the Company had recognized no revenue as there had been no sales of Underlying Assets in any Series.
Operating Expenses

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
After the closing of an offering of Interests, each Series is responsible for its own operating expenses, including any and all fees, costs and expenses incurred in connection with the management of the Underlying Assets. This includes transportation, import taxes, income taxes, storage (including property rental fees should the Manager decide to rent a property to store a number of Underlying Assets), security, valuation, custodial, marketing and utilization of the Underlying Assets; any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series, including any blue sky filings required in order for a Series to be made available to investors in certain states, any annual audit of the accounts of such Series (if applicable) and any reports to be filed with the Securities and Exchange Commission; any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the Manager or Asset Manager, in connection with the Underlying Assets; any withholding or transfer taxes imposed on the Company, a Series or any Interest holders as a result of its or their earnings, investments or withdrawals; any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements; any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or the Manager in connection with the affairs of the Company or a Series; the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series; all custodial fees, costs and expenses in connection with the holding of an Underlying Asset; any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager in connection with a Series; the cost of the audit of the annual consolidated financial statements of the Company or a Series and the preparation of tax returns and circulation of reports to Interest holders; any indemnification payments; the fees and expenses of counsel to the Company or a Series in connection with advice directly relating to its legal affairs; the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Company or a Series; and any similar expenses that may be determined to be operating expenses, as determined by the Manager in its reasonable discretion.
Prior to the closing, operating expenses are borne by the Manager and not reimbursed by the Series. The Manager will bear its own expenses of an ordinary nature, including all costs and expenses on account of rent (other than for storage of the Underlying Assets), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the Underlying Assets).

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
If the operating expenses exceed the amount of revenues generated from an Underlying Asset and cannot be covered by any operating expense reserves on the balance sheet of such Series, the Manager may (a) pay such operating expenses and not seek reimbursement; (b) loan the amount of the operating expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such Underlying Asset (“Operating Expenses Reimbursement Obligation(s)”); and/or (c) cause additional Interests to be issued in the such Series in order to cover such additional amounts.
Sourcing Fee: The Asset Manager will be paid a fee as compensation for sourcing each Underlying Asset in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that such sourcing fee may be waived by the Asset Manager.
Brokerage Fee: The broker of record for each offering is expected to receive a brokerage fee equal to 1% of the amount raised from investors through each offering. The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed.
Organizational Costs: In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees and costs of incorporation, are expensed as incurred.
Income Taxes
The Company is a series limited liability company. Accordingly, under the Internal Revenue Code (the “IRC”), all Company taxable income or loss flows through to its sole member, the Manager. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on its individual tax return. However, the Company has elected, in accordance with the IRC, to treat each individual Series as a separate subchapter C corporation for tax purposes. No tax provision has been recorded for any Series through the balance sheet date as each is in a taxable loss position and no further tax benefits can be reasonably anticipated.

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
Each individual Series records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets primarily resulting from net operating losses will not be realized. The Company’s net operating loss carryforwards as of June 30, 2021 and December 31, 2020, were approximately $27,570 and $829, respectively, which produced net deferred tax assets of $7,196 and $216, respectively, using the Company’s estimated future effective tax rate of 26.1%. Based on consideration of the available evidence, including historical losses, the Company’s net deferred tax assets from its net operating loss carryforwards as of June 30, 2021 and December 31, 2020 are fully offset by a valuation allowance, and therefore, no tax benefit applicable to the loss for each individual Series for the six-month period ended June 30, 2021 and the year ended December 31, 2020 has been recognized. The net losses do not expire for federal income tax purposes.
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s consolidated financial statements, which prescribes a recognition threshold and measurement process for consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.
The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.
Earnings (Loss) / Income per Membership Interest

Upon completion of an offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” For each Series, earnings (loss) / income per Interest (“EPI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding Interests in that particular Series during the year.

As of June 30, 2021, four Series had closed offerings, and the losses per Interest for each Series were as follows:

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

	06/30/2021
Series	Membership Interests	Net (Loss) / Income	EPI
Series Collection Drop 001	520	$(7,130)	$(13.71)
Series Collection Drop 002	800	(7,155)	(8.94)
Series Collection Drop 003	500	(7,128)	(14.26)
Series Private Drop 001	10,000	$(4,088)	$(0.41)

As of June 30, 2020, no Series had closed an offering.

Allocation Methodology

To the extent relevant, offering Expenses, acquisition Expenses, operating Expenses, revenue generated from Underlying Assets and any indemnification payments made by the Company will be allocated amongst the various Interests in accordance with the Manager’s allocation policy. The allocation policy requires the Manager to allocate items that are allocable to a specific Series to be borne by, or distributed to, as applicable, the applicable Series. If, however, an item is not allocable to a specific Series but to the Company in general, it will be allocated pro rata based on the value of Underlying Assets or the number of Interests, as reasonably determined by the Manager or as otherwise set forth in the allocation policy. By way of example, it is anticipated that revenues and expenses will be allocated as follows:

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
Revenue or Expense Item	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific Underlying Asset)
Revenue	Revenue from events and leasing opportunities for the asset	Allocable pro rata to the value of each Underlying Asset
	Asset sponsorship models	Allocable pro rata to the value of each Underlying Asset

Offering Expenses	Filing expenses related to submission of regulatory paperwork for a series	Allocable pro rata to the number of Underlying Assets
	Underwriting expense incurred outside of Brokerage Fee	Allocable pro rata to the number of Underlying Assets
	Legal expenses related to the submission of regulatory paperwork for a series	Allocable pro rata to the number of Underlying Assets
	Audit and accounting work related to the regulatory paperwork or a series	Allocable pro rata to the number of Underlying Assets
	Escrow agent fees for the administration of escrow accounts related to the offering	Allocable pro rata to the number of Underlying Assets
	Compliance work, including diligence related to the preparation of a series	Allocable pro rata to the number of Underlying Assets

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
Acquisition Expense	Transportation of Underlying Asset as at time of acquisition	Allocable pro rata to the number of Underlying Assets
	Insurance of Underlying Asset as at time of acquisition	Allocable pro rata to the value of each Underlying Asset
	Preparation of marketing materials	Allocable pro rata to the number of Underlying Assets
	Pre-purchase inspection	Allocable pro rata to the number of Underlying Assets
	Interest expense in the case an Underlying Asset was pre-purchased us prior to the closing of an offering through a loan	Allocable directly to the applicable Underlying Asset
	Storage	Allocable pro rata to the number of Underlying Assets
	Security (e.g., surveillance and patrols)	Allocable pro rata to the number of Underlying Assets
	Custodial fees	Allocable pro rata to the number of Underlying Assets

Operating Expense	Appraisal and valuation fees	Allocable pro rata to the number of Underlying Assets
	Marketing expenses in connection with any revenue-generating event	Allocable pro rata to the value of each Underlying Asset
	Insurance	Allocable pro rata to the value of each Underlying Asset
	Maintenance	Allocable directly to the applicable Underlying Asset
	Transportation to any revenue-generating event	Allocable pro rata to the number of Underlying Assets
	Ongoing reporting requirements (e.g., Reg A+ or Exchange Act reporting)	Allocable pro rata to the number of Underlying Assets
	Audit, accounting and bookkeeping related to the reporting requirements of the series	Allocable pro rata to the number of Underlying Assets
	Other revenue-generating event related expenses (e.g., location, catering, facility management, film and photography crew)	Allocable pro rata to the value of each Underlying Asset

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
Indemnification Payments	Indemnification payments under the operating agreement	Allocable pro rata to the value of each Underlying Asset

Notwithstanding the foregoing, the Manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice.

Reclassifications of Prior Year Balances
Certain prior year balances were reclassified to conform to current year presentation. There was no change in the Company’s net loss or net equity position from these reclassifications.

NOTE 4: RELATED PARTY TRANSACTIONS
In the normal course of business, the Series have and will acquire Underlying Assets from the Manager in exchange for promissory notes, which may or may not be interest bearing. Principal and accrued interest are due within fourteen days of the closing of the offering for the associated Series. The principal balance due to the Manager as of June 30, 2021 was $6,088, with no interest payable to the Manager, as detailed in the table below:

Series	Interest Rate(1)	Note Principal Payable	Note Interest Payable	Total Due to Manager
Series Collection Drop 004(1)	0%	$6,088	$-	$6,088
Total		$6,088	$-	$6,088

(1)
Notes with a 0% interest rate are non-interest bearing.

The principal balance due to the Manager as of December 31, 2020, was $310,000, with no interest payable to the Manager, as detailed in the table below:

Series	Interest Rate(1)	Note Principal Payable	Note Interest Payable	Total Due to Manager
Series Private Drop 001(2)	0%	$310,000	$-	$310,000
Total		$310,000	$-	$310,000

(1)
The notes bear interest at an annualized rate as stated over a four-month period.

Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
On February 24, 2021, Series Private Drop 001 held a final closing and raised $500,000 in the aggregate, and repaid the outstanding $310,000 note principal payable on the promissory note issued to the Manager on August 3, 2020 in the original principal amount of $475,000, which note did not bear interest. Additionally, Series Private Drop 001 paid the Manager $25,000 in acquisition expenses, which include storage, shipping and transportation and insurance costs. To the extent not allocated to reimbursements, the Manager intends to use such proceeds to offset operating expenses incurred by the Manager on behalf of Series Private Drop 001.
NOTE 5: DUE TO MANAGER
To fund its organizational and start-up activities as well as to advance funds on behalf of a Series to purchase assets, the Manager has covered the expenses and costs of the Company and its Series thus far on a non-interest-bearing extension of revolving credit. The Company will evaluate when is best to repay the Manager depending on operations and fundraising ability. In general, the Company will repay the Manager for funds extended to acquire assets from the Series subscription proceeds (less the applicable management fees), as they are received. As of June 30, 2021, in addition to the amounts as discussed in Note 4, the Company had $9,228 due to the Manager for accounting, storage and insurance fees associated with and incurred on behalf of the Series as detailed in the table below:

Series	Accounting Fees	Storage	Insurance	Total
Series Collection Drop 001	$2,575	$67	$13	$2,655
Series Collection Drop 002	2,575	88	17	2,680
Series Collection Drop 003	2,575	65	13	2,653
Unallocated	1,240	-	-	1,240
Total	$8,965	$220	$43	$9,228

As of December 31, 2020, the Company had $2,100 due to the Manager for accounting fees associated with and incurred on behalf of the Series as detailed in the table below:

Series	Accounting Fees
Series Collection Drop 001	$525
Series Collection Drop 002	525
Series Collection Drop 003	525
Series Private Drop 001	525
Total	$2,100

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
NOTE 6: MEMBERS’ LIABILITY
The Company is organized as a series limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.
NOTE 7: MEMBERS’ EQUITY
The members of each Series have certain rights with respect to the Series to which they are subscribed. Each Series generally holds a single asset or a collection of assets. A Series member is entitled to their pro rata share of the net profits derived from the Underlying Asset held in that series after deduction of expense allocations and direct expenses attributable to the Underlying Asset, based on their percentage of the total outstanding Interests in that Series.
The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.
Series Subscriptions

During the six-month period ended June 30, 2021, the Company received and closed cash subscriptions of $288,500 for the following Series:

Series	Interests Sold During Six-Month Period Ended 06/30/2021	Subscription Amount	Closed Date
Series Private Drop 001(1)	5,770	$288,500	02/24/21
Total	5,770	$288,500

(1)
Series Private Drop 001 interests were offered in a private placement offering pursuant to Rule 506(c) of Regulation D of the Securities Act.

During the year ended December 31, 2020, the Company received and closed subscriptions of $257,000 for the following Series:

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

Series	Interests Sold During Year Ended 12/31/2020	Subscription Amount	Closed Date
Series Collection Drop 001	520	$13,000	08/27/20
Series Collection Drop 002	800	20,000	09/04/20
Series Collection Drop 003	500	12,500	09/22/20
Series Private Drop 001(1)	4,230	211,500	10/07/20
Total	6,050	$257,000

(1)
As of December 31, 2020, Series Private Drop 001 had held partial closings of $211,500 as part of an aggregate $500,000 offering.

NOTE 8:  RECENT ACCOUNTING PRONOUNCEMENTS
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard upon formation in October 2019.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.
The Company does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
NOTE 9: COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with and does not know of any pending or threatened litigation against the Company, its member or the Manager.
In December 2019, a novel strain of coronavirus, referred to as COVID-19, was reported in Wuhan, China. COVID-19 has since spread to other countries, including the United States, and was declared a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified, and most states and localities in the United States and countries in Europe and Asia have implemented severe travel and social restrictions, including social distancing, “shelter-in-place” orders and restrictions on the types of businesses that may continue to operate. The impacts of the outbreak are unknown and rapidly evolving. The Manager’s principal office in New York State is closed, and the Company currently has limited access to its storage facility.

The Manager has taken steps to take care of its employees, including providing the ability for employees to work remotely. The Manager has also taken precautions with regard to employee, facility and office hygiene and implemented significant travel restrictions. The Manager is also assessing business continuity plans for all business units, including ours, in the context of COVID-19. This is a rapidly evolving situation, and the Manager will continue to monitor and mitigate developments affecting its workforce. The Manager has reviewed and will continue to carefully review all rules, regulations and orders and will respond accordingly.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global financial markets, which could increase our cost of capital and adversely affect our liquidity and ability to access capital markets in the future. The continued spread of COVID-19 has caused an economic slowdown and may cause a recession or other unpredictable events, each of which could adversely affect our business, results of operations or financial condition. The pandemic has had, and could have a significantly greater, material adverse effect on the United States economy as a whole and in our industry in particular.

If the spread of COVID-19 cannot be slowed and, ideally, contained, our business operations could be further delayed or interrupted. The Company expects that government and health authorities will announce new, or extend existing, restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. The Manager may also experience limitations in employee resources. In addition, our operations could be disrupted if any employee of the Manager is suspected of having the virus, which could require quarantine of any such employees. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
The extent to which COVID-19 may impact our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic; the current financial, economic and capital markets environment; and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

Further, the COVID-19 outbreak has caused unprecedented levels of global uncertainty and may impact the value of art and other collectables. The Company expects the COVID-19 outbreak will result in low transaction volume until confidence in the global economy is restored. The extent and duration of this disruption cannot be accurately estimated, and the art and collectibles industry may take a significant amount of time to recover. Although the Company intends to hold and manage all of the assets marketed on the Otis Platform for an average of three to seven years, the COVID-19 outbreak and resulting economic uncertainty may impact the value of the underlying assets, and consequently the value of the interests.
NOTE 10:  SUBSEQUENT EVENTS
The Company has evaluated subsequent events through September 23, 2021, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements, except as set forth below.
Subsequent to June 30, 2021, the Company offered Series Collection Drop 004, Series Collection Drop 005, Series Collection Drop 006, Series Collection Drop 008 and Series Collection Drop 010 Interests to the general public.
Subsequent to June 30, 2021, the Company acquired the following Underlying Assets from the Manager as follows:

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

Date	Series	Underlying Asset	Note Principal Amount(1)	Additional Terms
07/27/21	Series Collection Drop 005	NFT by Larva Labs titled CryptoPunk #543	$29,000	Company’s agreement to issue 21,000 Series Collection Drop 005 Interests to the asset seller upon completion of the offering
08/17/21	Series Collection Drop 006	1985 Nike Air Jordan 1 “Red Metallic” sneakers	15,000
08/17/21	Series Collection Drop 007	Sealed Apple iPod 5GB M8513LL/A	19,000
08/17/21	Series Collection Drop 008	1978 Kenner Star Wars Darth Vader “12-A SKU on Figure Stand” toy	10,600
08/19/21	Series Collection Drop 009	Jay-Z collaboration Nike Air Force 1 “All Black Everything” for HOV Charity “France” sneakers	10,000
08/19/21	Series Collection Drop 010	Art Blocks NFT by Snowfro titled Chromie Squiggle #524	$24,000

(1)
Each note does not bear interest, must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded) and may be prepaid at any time.

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
On March 29, 2021, Series Collection Drop 004 purchased from the Manager a collection of two non-fungible tokens (“NFTs”) by Grimes titled Newborn 1 and Newborn 3 (the “Series Collection Drop 004 Underlying Asset”). On July 23, 2021, the Manager agreed to sell to Series Collection Drop 004, at no cost, four additional copies of the Grimes NFTs titled Newborn 1 and Newborn 3, which additional copies were to become part of the Series Collection Drop 004 Underlying Asset. Accordingly, on July 23, 2021, Series Collection Drop 004 entered into a First Amendment to Purchase and Sale Agreement with the Manager, which amendment amended the assets constituting the Series Collection Drop 004 Underlying Asset acquired from the Manager set forth in that certain Purchase and Sale Agreement, dated March 29, 2021. Additionally, on July 23, 2021, Series Collection Drop 004 entered into a First Amendment to Asset Management Agreement with the Manager, which amendment amended the assets constituting the Series Collection Drop 004 Underlying Asset managed by the Manager as set forth in that certain Asset Management Agreement, dated March 29, 2021.
Subsequent to June 30, 2021, the following offerings of Interests closed, and such Series raised the following amounts net of brokerage fees and offering expenses:

Date	Series	Amount Raised
08/19/21	Series Collection Drop 004	$6,286
08/31/21	Series Collection Drop 005	$30,145

Subsequent to June 30, 2021, the following Series repaid the promissory notes issued by each such Series to the Manager and outstanding prior to June 30, 2021 as follows:

Repayment Date	Series	Note Issuance Date	Note Principal Amount	Interest Rate(1)
08/19/21	Series Collection Drop 004	03/29/21	$6,088	0%
09/01/21	Series Collection Drop 005	07/27/21	$29,000	0%

(1)
Notes with a 0% interest rate were non-interest bearing.

ITEM 4.  EXHIBITS

Exhibit No.	Description
2.1	Certificate of Formation of Otis Collection LLC (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on November 29, 2019)
2.2	Limited Liability Company Agreement of Otis Collection LLC (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on November 29, 2019)
2.3	First Amendment to the Limited Liability Company Agreement of Otis Collection LLC (incorporated by reference to Exhibit 2.3 to the Amended Offering Statement on Form 1-A/A filed on January 10, 2020)
3.1	Amended and Restated Series Designation for Series Collection Drop 001 Interests (incorporated by reference to Exhibit 3.1 to the Current Report on Form 1-U filed on April 23, 2020)
3.2	Series Designation for Series Collection Drop 002 Interests (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on November 29, 2019)
3.3	Amended and Restated Series Designation for Series Collection Drop 003 Interests (incorporated by reference to Exhibit 3.3 to the Current Report on Form 1-U filed on April 23, 2020)
3.4	Series Designation for Series Collection Drop 004 Interests (incorporated by reference to Exhibit 3.4 to the Offering Statement on Form 1-A filed on May 6, 2021)
3.5	Series Designation for Series Collection Drop 005 Interests (incorporated by reference to Exhibit 3.5 to the Offering Statement on Form 1-A POS filed on July 30, 2021)
3.6	Series Designation for Series Collection Drop 006 Interests (incorporated by reference to Exhibit 3.6 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
3.7	Series Designation for Series Collection Drop 007 Interests (incorporated by reference to Exhibit 3.7 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
3.8	Series Designation for Series Collection Drop 008 Interests (incorporated by reference to Exhibit 3.8 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
3.9	Series Designation for Series Collection Drop 009 Interests (incorporated by reference to Exhibit 3.9 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
3.10	Series Designation for Series Collection Drop 010 Interests (incorporated by reference to Exhibit 3.10 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
3.10	Series Designation for Series Collection Drop 010 Interests (incorporated by reference to Exhibit 3.10 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)
3.11	Series Designation for Series Collection Drop 011 Interests (incorporated by reference to Exhibit 3.11 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)
3.12	Series Designation for Series Collection Drop 012 Interests (incorporated by reference to Exhibit 3.12 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)
3.13	Series Designation for Series Collection Drop 013 Interests (incorporated by reference to Exhibit 3.13 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)
4.1	Form of Subscription Agreement for Series Collection Drop 001 Interests (incorporated by reference to Exhibit 4.1 to the Amended Offering Statement on Form 1-A/A filed on January 10, 2020)
4.2	Form of Subscription Agreement for Series Collection Drop 002 Interests (incorporated by reference to Exhibit 4.2 to the Amended Offering Statement on Form 1-A/A filed on January 10, 2020)
4.3	Form of Subscription Agreement for Series Collection Drop 003 Interests (incorporated by reference to Exhibit 4.3 to the Amended Offering Statement on Form 1-A/A filed on January 10, 2020)
4.4	Form of Subscription Agreement for Series Collection Drop 004 Interests (incorporated by reference to Exhibit 4.4 to the Offering Statement on Form 1-A filed on May 6, 2021)

4.5	Form of Subscription Agreement for Series Collection Drop 005 Interests (incorporated by reference to Exhibit 4.5 to the Offering Statement on Form 1-A POS filed on July 30, 2021)
4.6	Form of Subscription Agreement for Series Collection Drop 006 Interests (incorporated by reference to Exhibit 4.6 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
4.7	Form of Subscription Agreement for Series Collection Drop 007 Interests (incorporated by reference to Exhibit 4.7 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
4.8	Form of Subscription Agreement for Series Collection Drop 008 Interests (incorporated by reference to Exhibit 4.8 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
4.9	Form of Subscription Agreement for Series Collection Drop 009 Interests (incorporated by reference to Exhibit 4.9 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
4.10
Form of Subscription Agreement for Series Collection Drop 010 Interests (incorporated by reference to Exhibit 4.10 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

4.11	Form of Subscription Agreement (incorporated by reference to Exhibit 4.11 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)
6.1.1
Termination Agreement, dated October 14, 2020, between Otis Collection LLC and North Capital Private Securities Corporation (incorporated by reference to Exhibit 6.1.1 to the Current Report on Form 1-U filed on October 5, 2020)

6.1.2
Broker-Dealer Agreement, dated September 3, 2020, between Otis Collection LLC and Dalmore Group, LLC (incorporated by reference to Exhibit 6.1.2 to the Current Report on Form 1-U filed on October 5, 2020)

6.1.3
Addendum to Broker-Dealer Agreement, dated May 6, 2021, between Otis Collection LLC and Dalmore Group, LLC (incorporated by reference to Exhibit 6.1.3 to the Current Report on Form 1-U filed on May 14, 2021)

6.2.1
Asset Management Agreement, dated November 22, 2019, between Otis Wealth, Inc. and Series Collection Drop 001, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.2.2
First Amendment to Asset Management Agreement, dated April 23, 2020, between Otis Wealth, Inc. and Series Collection Drop 001, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.2.2 to the Current Report on Form 1-U filed on April 23, 2020)

6.3.1
Purchase and Sale Agreement, dated November 22, 2019, between Series Collection Drop 001, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.3 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.3.2
First Amendment to Purchase and Sale Agreement, dated April 23, 2020, between Series Collection Drop 001, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.3.2 to the Current Report on Form 1-U filed on April 23, 2020)

6.4
Amended and Restated Promissory Note issued by Series Collection Drop 001, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on April 23, 2020 (incorporated by reference to Exhibit 6.4.2 to the Current Report on Form 1-U filed on April 23, 2020)

6.5
Asset Management Agreement, dated November 25, 2019, between Otis Wealth, Inc. and Series Collection Drop 002, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.6
Purchase and Sale Agreement, dated November 25, 2019, between Series Collection Drop 002, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.6 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.7
Promissory Note issued by Series Collection Drop 002, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on November 25, 2019 (incorporated by reference to Exhibit 6.7 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.8.1
Asset Management Agreement, dated November 25, 2019, between Otis Wealth, Inc. and Series Collection Drop 003, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.8 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.8.2
First Amendment to Asset Management Agreement, dated April 23, 2020, between Otis Wealth, Inc. and Series Collection Drop 003, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.8.2 to the Current Report on Form 1-U filed on April 23, 2020)

6.9.1
Purchase and Sale Agreement, dated November 25, 2019, between Series Collection Drop 003, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.9 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.9.2
First Amendment to Purchase and Sale Agreement, dated April 23, 2020, between Series Collection Drop 003, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.9.2 to the Current Report on Form 1-U filed on April 23, 2020)

6.10
Amended and Restated Promissory Note issued by Series Collection Drop 003, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on April 23, 2020 (incorporated by reference to Exhibit 6.10.2 to the Current Report on Form 1-U filed on April 23, 2020)

6.11.1
Asset Management Agreement, dated March 29, 2021, between Otis Wealth, Inc. and Series Collection Drop 004, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.11 to the Offering Statement on Form 1-A filed on May 6, 2021)

6.11.2
First Amendment to Asset Management Agreement, dated July 23, 2021, between Series Collection Drop 004, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.11.2 to the Current Report on Form 1-U filed on July 23, 2020)

6.12.1
Purchase and Sale Agreement, dated March 29, 2021, between Series Collection Drop 004, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.12 to the Offering Statement on Form 1-A filed on May 6, 2021)

6.12.2
First Amendment to Purchase and Sale Agreement, dated July 23, 2021, between Series Collection Drop 004, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.12.2 to the Current Report on Form 1-U filed on July 23, 2020)

6.13
Promissory Note issued by Series Collection Drop 004, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on March 29, 2021 (incorporated by reference to Exhibit 6.13 to the Offering Statement on Form 1-A filed on May 6, 2021)

6.14
Asset Management Agreement, dated July 27, 2021, between Otis Wealth, Inc. and Series Collection Drop 005, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.14 to the Offering Statement on Form 1-A POS filed on July 30, 2021)

6.15
Purchase and Sale Agreement, dated July 27, 2021, between Series Collection Drop 005, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.15 to the Offering Statement on Form 1-A POS filed on July 30, 2021)

6.16
Promissory Note issued by Series Collection Drop 005, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on July 27, 2021 (incorporated by reference to Exhibit 6.16 to the Offering Statement on Form 1-A POS filed on July 30, 2021)

6.17
Asset Management Agreement, dated August 17, 2021, between Otis Wealth, Inc. and Series Collection Drop 006, a Series of Otis Collecti LLC (incorporated by reference to Exhibit 6.17 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.18
Purchase and Sale Agreement, dated August 17, 2021, between Series Collection Drop 006, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.18 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.19
Promissory Note issued by Series Collection Drop 006, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on August 17, 2021 (incorporated by reference to Exhibit 6.19 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.20
Asset Management Agreement, dated August 17, 2021, between Otis Wealth, Inc. and Series Collection Drop 007, a Series of Otis Collecti LLC (incorporated by reference to Exhibit 6.20 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.21
Purchase and Sale Agreement, dated August 17, 2021, between Series Collection Drop 007, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.21 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.22
Promissory Note issued by Series Collection Drop 007, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on August 17, 2021 (incorporated by reference to Exhibit 6.22 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.23
Asset Management Agreement, dated August 17, 2021, between Otis Wealth, Inc. and Series Collection Drop 008, a Series of Otis Collecti LLC (incorporated by reference to Exhibit 6.23 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.24
Purchase and Sale Agreement, dated August 17, 2021, between Series Collection Drop 008, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.24 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.25
Promissory Note issued by Series Collection Drop 008, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on August 17, 2021 (incorporated by reference to Exhibit 6.25 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.26
Asset Management Agreement, dated August 19, 2021, between Otis Wealth, Inc. and Series Collection Drop 009, a Series of Otis Collecti LLC (incorporated by reference to Exhibit 6.26 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.27
Purchase and Sale Agreement, dated August 19, 2021, between Series Collection Drop 009, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.27 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.28
Promissory Note issued by Series Collection Drop 009, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on August 19, 2021 (incorporated by reference to Exhibit 6.28 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.29
Asset Management Agreement, dated August 19, 2021, between Otis Wealth, Inc. and Series Collection Drop 010, a Series of Otis Collecti LLC (incorporated by reference to Exhibit 6.29 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.30
Purchase and Sale Agreement, dated August 19, 2021, between Series Collection Drop 010, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.30 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.31
Promissory Note issued by Series Collection Drop 010, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on August 19, 2021 (incorporated by reference to Exhibit 6.31 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.32	Form of Asset Management Agreement (incorporated by reference to Exhibit 6.32 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)
6.32
Consignment Agreement, dated August 20, 2021, between Otis Wealth, Inc. and [***] (incorporated by reference to Exhibit 6.32 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

6.33
Consignment Agreement, dated September 3, 2021, between Otis Wealth, Inc. and [***] (incorporated by reference to Exhibit 6.33 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

6.34
Consignment Agreement, dated September 15, 2021, between Otis Wealth, Inc. and [***] (incorporated by reference to Exhibit 6.34 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

6.35
Consignment Agreement, dated September 17, 2021, between Otis Wealth, Inc. and Michael Karnjanaprakorn (incorporated by reference to Exhibit 6.35 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

8.1.1
Escrow Agreement, dated July 26, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Collection Drop 001, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.1 to the Offering Statement on Form 1-A filed on November 29, 2019)

8.2.2
Amendment to the Escrow Agreement, dated August 26, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Collection Drop 001, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.1.2 to the Semiannual Report on Form 1-SA filed on September 24, 2020)

8.2
Escrow Agreement, dated July 26, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Collection Drop 002, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.2 to the Offering Statement on Form 1-A filed on November 29, 2019)

8.3.1
Escrow Agreement, dated July 26, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Collection Drop 003, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.3 to the Offering Statement on Form 1-A filed on November 29, 2019)

8.3.2
Amendment to the Escrow Agreement, dated September 22, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Collection Drop 003, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.3.2 to the Semiannual Report on Form 1-SA filed on September 24, 2020)

8.4
Escrow Agreement, dated March 31, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 004, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.4 to the Offering Statement on Form 1-A filed on May 6, 2021)

8.5
Escrow Agreement, dated July 29, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 005, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.5 to the Offering Statement on Form 1-A POS filed on July 30, 2021)

8.6
Escrow Agreement, dated August 18, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 006, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.6 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

8.7
Escrow Agreement, dated August 18, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 007, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.7 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

8.8
Escrow Agreement, dated August 18, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 008, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.8 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

8.9
Escrow Agreement, dated August 20, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 009, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.9 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

8.10
Escrow Agreement, dated August 20, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 010, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.10 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

8.10
Escrow Agreement, dated September 20, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 010, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.10 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

8.11
Escrow Agreement, dated September 20, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 011, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.11 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

8.12
Escrow Agreement, dated September 20, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 012, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.12 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

8.13
Escrow Agreement, dated September 20, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 013, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.13 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

13.1	“Testing the Waters” Materials – Otis Platform Page (incorporated by reference to Exhibit 13.1 to the Post-Qualification Offering Statement on Form 1-A filed on November 29, 2019)
13.2	“Testing the Waters” Materials – Series Collection Drop 002 (incorporated by reference to Exhibit 13.2 to the Post-Qualification Offering Statement on Form 1-A filed on November 29, 2019)

*filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 23, 2021	OTIS COLLECTION LLC By: Otis Wealth, Inc., its managing member

/s/ Michael Karnjanaprakorn
Name: Michael Karnjanaprakorn
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Michael Karnjanaprakorn		Chief Executive Officer and Director of Otis Wealth, Inc. (principal executive officer and principal financial and accounting officer)	September 23, 2021
Michael Karnjanaprakorn

Otis Wealth, Inc.		Managing Member	September 23, 2021

By:	/s/ Michael Karnjanaprakorn
Name: Michael Karnjanaprakorn
Title: Chief Executive Officer